Citigroup Inc.	January 28, 2026 Medium-Term Senior Notes, Series G Pricing Supplement No. 2026-CMTNG1791 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-270327

Callable Fixed to Float Range Accrual Notes Linked to the 10-Year CMT Rate Due January 30, 2031

▪	Variable coupon. The notes will pay interest at a fixed rate specified below for one year following issuance. After the first year, contingent interest will accrue on the notes during each accrual period at the contingent rate specified below only for each elapsed day during that accrual period on which the accrual condition is satisfied. The accrual condition will be satisfied on an elapsed day only if the 10-year CMT rate (as defined below) on that day is within the CMT rate range specified below. Accordingly, the accrual of interest during each accrual period will be contingent on the 10-year CMT rate. The notes may pay low or no interest for extended periods of time or even throughout the entire term of the notes after the first year.

▪	Call right. We have the right to call the notes for mandatory redemption on any interest payment date beginning approximately one year after the issue date.

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Inc. Investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Inc. Upon at least 15 business days’ notice, any wholly owned subsidiary of Citigroup Inc. may, without the consent of any holder of the notes, assume Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes, subject to certain conditions, including the condition that Citigroup Inc. fully and unconditionally guarantee all payments under the notes. See “Additional Terms of the Notes” in this pricing supplement.
Stated principal amount:	$1,000 per note
10-year CMT rate:	On any date, the 10-year constant maturity Treasury (“CMT”) rate on that date, determined as set forth under “Additional Terms of the Notes” below. The 10-year CMT rate on any date is an indicative measure of the 10-year U.S. Treasury bond yield on that date, calculated as described under “Information About the 10-Year CMT Rate” below.
Pricing date:	January 28, 2026
Issue date:	January 30, 2026
Maturity date:	Unless earlier called by us, January 30, 2031. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Interest payment dates:	The 30th day of each January, April, July and October, beginning in April 2026, except that the final interest payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable). If any interest payment date is not a business day, the applicable coupon payment will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the coupon payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.
Coupon payments:	On each interest payment date occurring during the first year following issuance of the notes, the notes will pay a fixed coupon of 7.15% per annum, regardless of the 10-year CMT rate. On each interest payment date after the first year (beginning with the interest payment date occurring in April 2027), you will receive a coupon payment at an annual rate equal to the variable coupon rate for that interest payment date. The variable coupon rate for any interest payment date after the first year will be determined as follows:
	contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

Each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable coupon rate per annum multiplied by (ii) day count fraction.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related interest payment date will be less than the full contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related interest payment date will be 0.00%.

Contingent rate:	7.15% per annum
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$20.00	$980.00
Total:	$3,500,000.00	$70,000.00	$3,430,000.00

(Key Terms continued on next page)

(1) On the date of this pricing supplement, the estimated value of the notes is $968.30 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement dated May 15, 2025 and Prospectus dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

KEY TERMS (CONTINUED)
CMT rate range:	Greater than or equal to 0.00% and less than or equal to 4.50%
Accrual period:	For each interest payment date after the first year following issuance of the notes, the period from and including the immediately preceding interest payment date to but excluding such interest payment date
Day count fraction:	The day count fraction with respect to any interest payment date will be determined as described under “Additional Terms of the Notes—Day Count Fraction” in this pricing supplement on the basis of a 30/360 day count convention.
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the 10-year CMT rate on that elapsed day is within the CMT rate range. For purposes of determining whether the accrual condition is satisfied on any elapsed day that is not a U.S. government securities business day (including weekends and holidays), the 10-year CMT rate will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Additional Terms of the Notes—Discontinuance of the 10-year CMT Rate” in this pricing supplement). In addition, for all elapsed days from and including the fourth-to-last day that is a U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the 10-year CMT rate will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.
Early redemption:	We have the right to redeem the notes, in whole and not in part, on any interest payment date on or after January 30, 2027 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
U.S. government securities business day:	Any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17292GKE4 / US17292GKE43

PS-2

Citigroup Inc.

Hypothetical Examples

Variable Coupon Payments

The following table presents examples of hypothetical variable coupon payments on an interest payment date after the first year following issuance of the notes based on the number of accrual days in a particular accrual period. For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days and a day count fraction of 90/360. Your actual coupon payment for any interest payment date after the first year will depend on the actual number of elapsed days during the relevant accrual period and the actual level of the 10-year CMT rate on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period. The figures below have been rounded for ease of analysis.

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Variable Coupon Rate (per Annum)**	Hypothetical Variable Coupon Payment per Note***
0	0.000%	$0.000
1	0.079%	$0.199
10	0.794%	$1.986
15	1.192%	$2.979
20	1.589%	$3.972
25	1.986%	$4.965
30	2.383%	$5.958
35	2.781%	$6.951
40	3.178%	$7.944
45	3.575%	$8.938
50	3.972%	$9.931
55	4.369%	$10.924
60	4.767%	$11.917
65	5.164%	$12.910
70	5.561%	$13.903
75	5.958%	$14.896
80	6.356%	$15.889
85	6.753%	$16.882
90	7.150%	$17.875

_______________________________

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the 10-year CMT rate on that elapsed day is within the CMT rate range).

** The hypothetical variable coupon rate per annum is equal to (i) the contingent rate of 7.15% per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period, divided by (b) 90.

*** The hypothetical variable coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum, multiplied by (ii) day count fraction.

PS-3

Citigroup Inc.

Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with the 10-year CMT rate.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	The notes offer a variable coupon rate after the first year following issuance, and you may not receive any coupon payment on one or more interest payment dates. Any variable coupon payment you receive will be paid at a per annum rate equal to the contingent rate only if the accrual condition is satisfied on each elapsed day during the related accrual period. The accrual condition will be satisfied on any elapsed day only if the 10-year CMT rate is within the CMT rate range on that elapsed day. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related interest payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any interest payment date after the first year following issuance or that any variable coupon payment you do receive will be calculated at the full contingent rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more interest payment dates. The notes offer coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities. These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity. The volatility of the 10-year CMT rate is an important factor affecting this risk. Greater expected volatility as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that, after the first year, you will receive low or no coupon payments on the notes.

▪	The notes may be called for mandatory redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the 10-year CMT rate performs favorably. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the 10-year CMT rate is performing favorably from your perspective and when we expect it to continue to do so. Therefore, although the notes offer variable coupon payments after the first year following issuance of the notes with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher yield and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk. Alternatively, if the 10-year CMT rate is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time.

▪	The notes will be subject to risks associated with the 10-year CMT rate. If the 10-year CMT rate is not within the CMT rate range on any elapsed day, no interest will accrue on the notes on that elapsed day. If the 10-year CMT rate is not within the CMT rate range on each elapsed day during an accrual period, the accrual condition will not be satisfied on any elapsed day during that accrual period, and you will receive no coupon payment on the related interest payment date. If the 10-year CMT rate performs sufficiently poorly, you may receive low or no variable coupon payments for an extended period of time, or even throughout the entire period following the first year of the term of the notes.

▪	The 10-year CMT rate will not be observed on certain days and will be assumed to be the same as on earlier days, which will cause certain days to have a greater weight in determining the variable coupon rate. With respect to a U.S. government securities business day on which the 10-year CMT rate is not available, the 10-year CMT rate for that day will be deemed to be the same as on the immediately preceding elapsed day on which the rate is available. In addition, for all elapsed days from and including the fourth-to-last day that is a U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the 10-year CMT rate will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. The relative weighting of the applicable preceding elapsed day will be magnified for purposes of determining whether such elapsed day qualifies as an accrual day. Under these circumstances, if the applicable preceding elapsed day is not an accrual day, each successive day on which the 10-year CMT rate is not observed will also not qualify as an accrual day. As a result, to the extent that such preceding elapsed day is not an accrual day, such preceding elapsed day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable coupon payment.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments during the term of the notes after the first year. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

PS-4

Citigroup Inc.

▪	You may not be adequately compensated for assuming the risks of the notes. The fixed coupon payments during the first year following issuance of the notes and the variable coupon payments you receive on the notes, if any, after the first year are the compensation you receive for assuming the risks of the notes, including interest rate risk, the risk that we may call the notes and our and Citigroup Inc.’s credit risk. That compensation is effectively “at risk” and may, therefore, be less than you currently anticipate. The actual yield you realize on the notes could be lower than you anticipate because the coupon payments after the first year are variable and you may not receive any variable coupon payment after the first year. If the risks of the notes increase or are otherwise greater than you currently anticipate, the coupon payments may turn out to be inadequate to compensate you for all the risks of the notes.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are redeemed. The value of the notes may fluctuate, and if you are able to sell your notes prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

▪	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the 10-year CMT rate and interest rates generally. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

PS-5

Citigroup Inc.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the 10-year CMT rate and a number of other factors, including expectations of future values of the 10-year CMT rate, interest rates generally, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the levels of the 10-year CMT rate may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the 10-year CMT rate. You should not take our offering of the notes as an expression of our views about how the 10-year CMT rate will perform in the future or as a recommendation to invest in any instrument linked to the 10-year CMT rate, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions, and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	Our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in the notes and may do so in the future, and any such research, opinions or recommendations could adversely affect the 10-year CMT rate. CGMI and other of our affiliates may publish research from time to time relating to the 10-year CMT rate. Any research, opinions or recommendations provided by CGMI and other of our affiliates may influence the 10-year CMT rate, and they may be inconsistent with purchasing or holding the notes. CGMI and other of our affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the notes. Investors should make their own independent investigation of the 10-year CMT rate and the merits of investing in the notes.

▪	The 10-year CMT rate may be affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions in the Treasury securities from which the 10-year CMT rate is ultimately derived and may adjust such positions during the term of the notes. We or our counterparties may also adjust this hedge during the term of the notes, which may involve, among other things, our counterparties purchasing or selling such Treasury securities. This hedging activity during the term of the notes could affect the 10-year CMT rate in a way that adversely affects your payments on the notes. This hedging activity may present a conflict of interest between your interests as a holder of the notes and the interests we and/or our counterparties, which may be our affiliates, have in executing, maintaining and adjusting hedging transactions. These hedging activities could also affect the price, if any, at which CGMI may be willing to purchase your notes in a secondary market transaction.

CGMI and other of our affiliates may also trade the Treasury securities from which the 10-year CMT rate is ultimately derived on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. As with our or our affiliates’ hedging activity, this trading activity could affect the 10-year CMT rate in a way that adversely affects the performance of the notes.

It is possible that these hedging or trading activities could result in substantial returns for our affiliates while the value of the notes declines.

▪	The manner in which the 10-year CMT rate is calculated may change in the future, which could adversely affect the value of the notes. The method by which the 10-year CMT rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the 10-year CMT rate or otherwise. We cannot predict whether the method by which the 10-year CMT rate is calculated will change or what the impact of any such change might be. Any such change could affect the 10-year CMT rate in a way that has a significant adverse effect on the notes.

▪	The 10-year CMT rate may be determined by the calculation agent in good faith using its reasonable judgment. If, on any date of determination, the 10-year CMT rate is not published (subject to a discontinuance as described below), then the 10-year CMT rate on that day will be determined by the calculation agent in good faith and using its reasonable judgment. The 10-year CMT rate determined in this manner and used in the determination of any amounts payable on the notes may be different from the 10-year CMT rate that would have been published by the administrator of the 10-year CMT rate.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect any payment owed to you under the notes. Such judgments could include, among other things, determining the 10-year CMT rate under the circumstances described herein, selecting a successor rate if the 10-year CMT rate is discontinued and, if no successor rate is selected, calculating the 10-year CMT rate in good faith and using its reasonable judgment. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any payment owed to you under the notes.

▪	The U.S. federal tax consequences of an assumption of the notes are unclear. The notes may be assumed by a successor issuer, as discussed in “Additional Terms of the Notes.” The law regarding whether or not such an assumption would be considered a taxable modification of the notes is not entirely clear and, if the Internal Revenue Service (the “IRS”) were to treat the assumption as a taxable modification, a U.S. Holder would generally be required to recognize gain (if any) on the notes and the timing and character of income recognized with respect to the notes after the assumption could be affected significantly. You should read carefully the discussion under “United States Federal Income Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an assumption of the notes.

PS-6

Citigroup Inc.

Additional Terms of the Notes

General

The description of the notes in this pricing supplement supplements and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes.

The notes are unsecured debt securities issued by Citigroup Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus. The notes will constitute part of the senior debt of Citigroup Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Determination of the 10-year CMT Rate

The 10-year CMT rate on any U.S. government securities business day is the yield for Treasury securities at “constant maturity” for the 10-year designated maturity as published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source for that day, as determined by the calculation agent in its sole discretion. If such rate does not appear on the website of the Federal Reserve System Board of Governors or in another recognized electronic source by 5:00 p.m. (New York City time) on the first U.S. government securities business day following the relevant U.S. government securities business day that is a date of determination, then the 10-year CMT rate for the relevant date of determination will be the yield for Treasury securities at “constant maturity” for the 10-year designated maturity that (a) has been published by the Board of Governors of the Federal Reserve System or the U.S. Department of the Treasury; and (b) is determined by the calculation agent to be comparable to the applicable rate that would otherwise have been published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source for such date of determination, in each case as determined by the calculation agent in its sole discretion. If the 10-year CMT rate is not published on any U.S. government securities business day on which such rate is required (subject to “—Discontinuance of the 10-year CMT Rate” below), then the 10-year CMT rate for that date will be determined by the calculation agent in good faith and using its reasonable judgment.

Discontinuance of the 10-year CMT Rate

If the calculation and publication of the 10-year CMT rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the 10-year CMT rate, and the calculation agent may deem that rate (the “successor rate”) to be the 10-year CMT rate. Upon the selection of any successor rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original 10-year CMT rate will no longer be deemed to refer to the original 10-year CMT rate and will be deemed instead to refer to that successor rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any value of the 10-year CMT rate that is used for purposes of the notes and to any other terms of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of the 10-year CMT rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the value of the 10-year CMT rate on each subsequent date of determination in good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the 10-year CMT rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of the 10-year CMT rate may adversely affect payments on, and the value of, the notes.

Day Count Fraction

Each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable coupon rate per annum multiplied by (ii) Day Count Fraction, where Day Count Fraction will be calculated based on the following formula:

 where:

 “Y1” is the year, expressed as a number, in which the first day of the interest calculation period falls;

 “Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

 “M1” is the calendar month, expressed as a number, in which the first day of the interest calculation period falls;

 “M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

 “D1” is the first calendar day, expressed as a number, of the interest calculation period, unless such number would be 31, in which case D1 will be 30; and

 “D2” is the calendar day, expressed as a number, immediately following the last day included in the interest calculation period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

For purposes of the above formula, the “interest calculation period” with respect to any interest payment date is the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest payment date, the issue date) to, but excluding, the current interest payment date.

PS-7

Citigroup Inc.

Calculation Agent

The “calculation agent” for the notes is our affiliate, Citibank, N.A., or any successor appointed by us. The calculation agent will make the determinations specified in this pricing supplement. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

Events of Default and Acceleration

In case an event of default (as described in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the amount to be received on the maturity date, calculated as though the date of acceleration were the maturity date. For purposes of the immediately preceding sentence, the portion of the amount to be received on the maturity date that is attributable to the final variable coupon payment, if any, will be prorated from and including the immediately preceding interest payment date (or the issue date, if there is no such interest payment date) to but excluding the date of acceleration.

In case of default under the notes, whether in the payment of a coupon or any other payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

TLAC

The notes are intended to qualify as eligible debt securities for purposes of the Federal Reserve's total loss-absorbing capacity (“TLAC”) rule. As a result, in the event of a Citigroup Inc. bankruptcy, Citigroup Inc.'s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup Inc.’s shareholders and then on its unsecured creditors, including the holders of the notes. Further, in a bankruptcy proceeding of Citigroup Inc. any value realized by holders of the notes may not be sufficient to repay the amounts owed on the notes. For more information about the consequences of “TLAC” on the notes, you should refer to the “Citigroup Inc.” section beginning on page 13 of the accompanying prospectus.

For the avoidance of doubt, notwithstanding anything in the terms and conditions of the notes to the contrary, the ability of the issuer or calculation agent to exercise any discretionary authority under the terms and conditions of the notes shall be limited to exercises of such discretionary authority under which each note of the series of notes remains an "eligible debt security" for purposes of the Federal Reserve’s TLAC rule.

Upon at least 15 business days’ notice, any wholly owned subsidiary (the “successor issuer”) of Citigroup Inc. may, without the consent of any holder of the notes, assume all of Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes (in each case, except as described below), subject to the following conditions:

(a)	Citigroup Inc. shall enter into a supplemental indenture under which Citigroup Inc. fully and unconditionally guarantees all payments on the notes when due, agrees to comply with the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus as applied to itself and retains certain reporting obligations under the indenture;

(b)	the successor issuer shall be organized under the laws of the United States of America, any State thereof or the District of Columbia; and

(c)	immediately after giving effect to such assumption of obligations, no default or event of default shall have occurred and be continuing.

Upon any such assumption, the successor issuer shall succeed to and be substituted for, and may exercise every right and power of, Citigroup Inc. under the notes with the same effect as if such successor issuer had been named as the original issuer of the notes, and Citigroup Inc. shall be relieved from all obligations and covenants under the notes, except that Citigroup Inc. shall have the obligations described in clause (a) above.  For the avoidance of doubt, the successor issuer shall not be responsible for Citigroup Inc.’s compliance with the covenants described in clause (a) above.

If a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. will not constitute an event of default with respect to the notes, nor will any breach of a covenant by Citigroup Inc. (other than payment default).  Therefore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. (in the absence of any such event occurring with respect to the successor issuer) will not give holders the right to declare the notes to be due and payable, and a breach of a covenant by Citigroup Inc. (including the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus), other than payment default, will not give holders the right to declare the notes to be due and payable.  Furthermore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, it will not be an event of default under the notes if the guarantee of the notes by Citigroup Inc. ceases to be in full force and effect or if Citigroup Inc. repudiates the guarantee.

There are no restrictions on which subsidiary of Citigroup Inc. may be a successor issuer other than as specifically set forth above.  The successor issuer may be less creditworthy than Citigroup Inc. and/or may have no or nominal assets.  If Citigroup Inc. is resolved in bankruptcy, insolvency or other resolution proceedings and the notes are not contemporaneously declared due and payable, and if the successor issuer is subsequently resolved in later bankruptcy, insolvency or other resolution proceedings, the value you receive on the notes may be significantly less than what you would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. or the breach of a covenant by Citigroup Inc.

The notes are “specified securities” for purposes of the indenture.  The terms set forth above do not apply to all securities issued under the indenture, but only to the notes offered by this pricing supplement (and similar terms may apply to other securities issued by Citigroup Inc. that are identified as “specified securities” in the applicable pricing supplement).

You should read carefully the discussion of U.S. federal tax consequences of any such assumption under “United States Federal Tax Considerations” in this pricing supplement.

PS-8

Citigroup Inc.

Information About the 10-Year CMT Rate

The 10-year CMT rate is published by the Board of Governors of the Federal Reserve System. The constant maturity Treasury rate for a designated maturity (e.g., 10 years) is intended to be indicative of the bond equivalent yield of a U.S. Treasury security having a remaining term to maturity equivalent to such designated maturity. The constant maturity Treasury rate as of any business day is derived from the daily yield curve of outstanding Treasury securities calculated by the U.S. Treasury. This yield curve, which relates the yield on a security to its time to maturity, is based on the over-the-counter market bid price quotations (not actual transactions) on the most recently auctioned Treasury securities and an interpolation methodology to interpolate yields between Treasury securities of different remaining terms to maturity. Such yields are calculated from composites of quotations reported by leading U.S. government securities dealers, which may include the calculation agent or other affiliates of Citigroup.  The constant maturity Treasury rate for a 10-year designated maturity is the yield that is indicated at the 10-year point on this yield curve. The yield curve determined in this manner provides a theoretical yield for a Treasury security having a remaining term of, for example, 10 years to maturity, even if no outstanding Treasury security has as of such date exactly 10 years remaining to maturity.  The constant maturity Treasury rate represents a "bond equivalent yield" for a bond that pays semiannual interest, which is expressed on a simple annualized basis.  As such, the constant maturity Treasury rate is not an annualized percentage yield, which would include the effect of compounding.

The Board of Governors of the Federal Reserve System currently publishes the 10-year CMT rate daily on its website.  Information contained in the publication page for the 10-year CMT rate is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Historical Information

The 10-year CMT rate was 4.26% on January 28, 2026.

The graph below shows the daily value of the 10-year CMT rate from January 4, 2016 to January 28, 2026. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the 10-year CMT rate as an indication of the future values of the 10-year CMT rate during the term of the notes.

Historical 10-Year CMT Rate January 4, 2016 to January 28, 2026

PS-9

Citigroup Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Due to the lack of governing authority, there is uncertainty regarding whether the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” or “variable rate debt instruments.” Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” The remaining discussion is based on this treatment, except as otherwise noted. You should review carefully the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.”

If you are a U.S. Holder (as defined in the accompanying prospectus supplement), you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 4.350%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

April 30, 2026	$17.875	July 30, 2027	$10.055	October 30, 2028	$9.024	January 30, 2030	$8.264
July 30, 2026	$17.875	October 30, 2027	$9.684	January 30, 2029	$8.824	April 30, 2030	$8.158
October 30, 2026	$17.875	January 30, 2028	$9.377	April 30, 2029	$8.654	July 30, 2030	$8.070
January 30, 2027	$17.875	April 30, 2028	$9.500	July 30, 2029	$8.496	October 30, 2030	$7.997
April 30, 2027	$10.566	July 30, 2028	$9.246	October 30, 2029	$8.372	January 30, 2031	$1,007.931

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Possible Alternative Tax Treatment of an Investment in the Notes

As noted above, if the notes were not treated as contingent payment debt instruments, they would instead be subject to Treasury regulations governing “variable rate debt instruments,” as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations―Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments.” If the notes were treated as variable rate debt instruments, a U.S. Holder would (i) recognize stated interest as ordinary interest income at the time it accrues or is received, in accordance with the holder’s method of tax accounting, and (ii) recognize capital gain or loss upon the sale or other taxable disposition of the note.

Non-U.S. Holders. Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

Possible Taxable Event. Under their terms, the notes may be assumed by a successor issuer, in which case we will guarantee the successor issuer’s payment obligations under the notes. See “Additional Terms of the Notes.” We intend to treat such an assumption as not giving rise to a taxable modification of the notes. While our counsel, Davis Polk & Wardwell LLP, believes this treatment of such an assumption is reasonable under current law and based on the expected circumstances of the assumption, it has not rendered an opinion regarding such treatment in light of the lack of clear authority addressing the consequences of such an assumption. Provided that an assumption of the notes is not a taxable modification, the U.S. federal income tax treatment of the notes would not be affected by the assumption. However, if the IRS were to treat an assumption of the notes as a taxable modification, the timing and character of income recognized with respect to the notes after the assumption could be affected significantly, depending on circumstances at the time of the assumption. Moreover, a U.S. Holder (as defined in the accompanying prospectus supplement) would generally be required to recognize gain (if any) with respect to the notes at the time of the assumption in the same manner as described in the accompanying prospectus supplement in respect of a sale or other taxable disposition of the notes. You should consult your tax adviser regarding the consequences of an assumption of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-10

Citigroup Inc.

Supplemental Plan of Distribution

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal. CGMI will receive an underwriting fee of $20.00 for each note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $20.00 for each note they sell. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if we redeem the notes prior to maturity.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Secondary market sales of securities typically settle one business day after the date on which the parties agree to the sale. Because the issue date for the notes is more than one business day after the pricing date, investors who wish to sell the notes at any time prior to the business day preceding the issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, based on the 10-year CMT rate and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

PS-11

Citigroup Inc.

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii) not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been issued by Citigroup Inc. pursuant to the indenture, the trustee and/or paying agent has made, in accordance with instructions from Citigroup Inc., appropriate entries or notations in its records relating to the master global note that represents such notes and such notes have been delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated May 15, 2025, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on May 15, 2025, that the indenture and the notes have been duly authorized, executed, authenticated (if applicable) and delivered by, and are each a valid, binding and enforceable agreement of, the trustee and that the terms of the notes and the issuance, execution, delivery and performance by Citigroup Inc. of the notes do not contravene, or constitute a default under, any judgment, injunction, order or decree or any agreement or other instrument binding upon Citigroup Inc.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-12